UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from        to
Commission File Number 001-12631

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
Consolidated Graphics, Inc. Employee 401(k) Savings Plan.
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Consolidated Graphics, Inc.,
5858 Westheimer, Suite 200,
Houston, Texas 77057.

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(k) SAVINGS PLAN

*
Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable. Schedule H, Item 4j-Reportable Transactions for the year ended December 31, 2006 has been omitted because all investment transactions in the Plan were participant directed and therefore, not applicable.

Ham,
   Langston &
     Brezina,l.l.p.
Certified Public Accountants
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator
Consolidated Graphics, Inc. Employee 401(k) Savings Plan:
We have audited the accompanying Statements of Net Assets Available for Benefits of the Consolidated Graphics, Inc. Employee 401(k) Savings Plan (the “Plan”) as of December 31, 2006 and 2005 and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and delinquent participant contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Ham, Langston & Brezina, L.L.P.
Houston, Texas
June 27, 2007

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(k) SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2006 and 2005

	2006	2005
Assets:
Investments, at fair value:
Registered investment companies (mutual funds)	$103,237,233	$93,793,487
Common collective trust	17,351,582	16,664,141
Consolidated Graphics, Inc. common stock	4,607,359	4,765,831

Participant notes receivable, at cost	2,796,614	2,504,633

Total investments	127,992,788	117,728,092

Participants’ contributions receivable	351,615	306,627

Total assets	128,344,403	118,034,719

Liabilities:
Excess contributions payable	398,678	203,551

Total liabilities	398,678	203,551

Net assets available for benefits at fair value	127,945,725	117,831,168

Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	1,069,338	901,605

Net assets available for benefits	$129,015,063	$118,732,773

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the years ended December 31, 2006 and 2005

	2006	2005
Additions to net assets attributed to:
Dividend and interest income	$174,903	$149,501
Net appreciation in fair value of investments	13,604,966	8,284,762

Total investment income	13,779,869	8,434,263

Contributions:
Employees	8,528,737	7,810,188
Rollovers from other plans	986,203	520,508

Total contributions	9,514,940	8,330,696

Total additions	23,294,809	16,764,959

Deductions from net assets attributed to:
Benefits and withdrawals	12,955,093	9,927,795
Trustee fees	57,426	48,030

Total deductions	13,012,519	9,975,825

Net increase in net assets available for benefits before transfers from merged plans	10,282,290	6,789,134

Transfers from merged plans	—	14,507,998

Net increase in net assets available for benefits	10,282,290	21,297,132

Net assets available for benefits, beginning of year	118,732,773	97,435,641

Net assets available for benefits, end of year	$129,015,063	$118,732,773

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401 (k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1.	Description of Plan
The following description of the Consolidated Graphics, Inc. (the “Company”) Employee 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan was established effective January 1, 1997 as a defined contribution plan covering all full-time and regular part-time non-bargaining unit employees of the Company and its participating subsidiaries who have completed one month of service and are age nineteen or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
There were no Plan mergers during the year ended December 31, 2006. The Company executed one asset transfer agreement in 2005 to merge the 401(k) plan of an acquired printing business into the Plan. The Kelmscott Communications 401(k) Plan was merged into the Plan as of July 15, 2005.
Administration
The Company created and appointed the members of the Retirement Committee to manage the Plan. State Street Bank and Trust serves as the Plan trustee/custodian. ADP Retirement Services is the recordkeeper for the Plan. Morgan Stanley is the Plan investment advisor. Plan administrative expenses are either paid by the Plan or the Company.
Contributions
Each year, participants may contribute from 1% to 50% of their pretax annual compensation not to exceed the limitation set forth in Section 402(g) ($15,000 in 2006 and $14,000 in 2005). Participants may make catch-up contributions, pre-tax contributions that exceed the annual elective deferral limit, during any calendar year ending on or after the participant’s 50th birthday. Participants’ total catch-up contributions during 2006 and 2005 cannot exceed $5,000 and $4,000, respectively. Participants may also make rollover contributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Although the Plan holds shares of Consolidated Graphics, Inc. common stock, such stock is no longer an investment option as of December 31, 1999.
The Plan also provides for discretionary employer matching contributions not exceeding 6% of an employee’s annual compensation. Additional amounts may also be contributed by the employer at the option of the Company’s board of directors. During 2006 and 2005, the Company made no discretionary contributions to the Plan.

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401 (k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1.	Description of Plan, continued
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (i) Plan earnings and (ii) discretionary contributions made by the Company, if any, and charged with an allocation of administrative expenses. Allocations are based on participants’ compensation or account balances, as described in the Plan. Upon the occurrence of a distribution event, the benefit to which the participant is entitled is the benefit that can be provided from the participant’s vested interest in his or her account.
Vesting
Participants are immediately vested in their elective contributions, plus any earnings on such contributions and any qualified employer matching contributions. The vesting of certain discretionary employer contributions plus any earnings thereon is based on years of continuous service accrued by the participant while in covered employment. A participant vests at a rate of 20% per year until fully vested after five years of credited service.
Participant Notes Receivable
Participants may borrow from their fund accounts at a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Loan terms range from 1 to 5 years or up to 30 years for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at the current Wall Street prime rate, re-determined monthly, plus 1%, with the resulting interest rate fixed over the term of the loan. Principal and interest payments are made by means of payroll withholdings according to the terms of the respective promissory note.
Payment of Benefits
Upon termination of employment due to death or retirement, a participant (or his or her designated beneficiary in the event of death) may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or to have the account balance distributed in installments. For termination of employment due to other reasons, the vested interest in his or her account will be distributed as a lump-sum distribution.
Forfeited Accounts
All employer contributions, if any, credited to a participant’s account, but not vested, are forfeited by the participant upon distribution of the fully vested value of his or her account (or his or her designated beneficiary in the event of death). Forfeitures are generally used to pay Plan expenses or to reduce employer contributions. Although the Plan allows for discretionary matching contributions by the Company, no matching contributions have been contributed to participants. Thus, forfeitures do not normally occur in the Plan. However, other plans which have merged into the Plan may have forfeiture balances which are transferred into the Plan. Forfeiture balances were $39,793 and $68,201 at December 31, 2006 and 2005, respectively, and $30,517 and $26,977 were used to pay administrative expenses during the years ended December 31, 2006 and 2005, respectively.

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1.	Description of Plan, continued
Plan Termination
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in any previously non-vested account balances.
2.	Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of net assets available for plan benefits and changes therein. Actual results could differ from those estimates.
Recent Accounting Pronouncements
In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), which requires investment contracts to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive, and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006, and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.
As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401 (k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
2.	Summary of Significant Accounting Policies, continued
Plans and Defined Contribution Pension Plans, as amended, requires fully benefit-responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The Plan invests in investment contracts through a common collective trust, the Morgan Stanley Stable Value Fund, and accordingly, the requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005, presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements and applies to reporting periods beginning after November 15, 2007. Based on current assets held by the Plan, the Plan’s management does not expect the adoption of SFAS 157 to have a material impact on the Plan’s financial statements.
Risks and Uncertainties
The Plan provides for various investment options. These investment options are exposed to market risk, which generally means the risk of loss in the value of certain investment securities due to changes in interest rates, security and commodity prices and general market conditions. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.
Investment Valuation
The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end, and the Plan’s interest in the common collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end. The Company’s common stock is valued at its quoted market price. Participant notes receivable are valued at cost which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Net Appreciation in Fair Value of Investments
The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments which consists of the realized gains or losses on sale of investments and unrealized appreciation or depreciation on those investments.
Payment of Benefits
Benefits are recorded when paid.

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401 (k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
3.	Investments
The following investments each represent five percent or more of the Plan’s net assets at December 31, 2006 and 2005:

	2006	2005

Davis Opportunity (formerly Davis Growth Opportunity) Fund	$6,455,628	$	**
Davis New York Venture Fund	9,509,018		8,554,792
Franklin Balance Sheet Investment Fund	7,072,348		7,149,810
Franklin Small Mid-Cap Growth Fund	**		6,135,004
ING International Value Fund	10,026,598		7,583,993
Morgan Stanley Focus Growth (formerly MS American Opportunities) Fund	7,956,788		8,482,802
Morgan Stanley Stable Value Fund	17,351,582		16,664,141
Morgan Stanley S&P 500 Index Fund	12,325,743		11,428,864
Oppenheimer Global Fund	11,486,701		10,044,239
Van Kampen Strategic Growth (formerly Van Kampen Emerging Growth) Fund	7,611,768		7,895,382
Investments less than 5% of the Plan’s net assets	38,196,614		33,789,065

Total investments	$127,992,788		$117,728,092

**	Less than 5% of plan assets in the period indicated.
During the years ended December 31, 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2006	2005

Registered investment companies (mutual funds)	$11,711,590	$7,537,235
Common collective trusts	801,563	610,909
Consolidated Graphics, Inc. common stock	1,091,813	136,618

Net appreciation in fair value of investments	$13,604,966	$8,284,762

4.	Party-in-Interest Transactions
The Plan invests in participant loans and in mutual funds and a common collective trust established and operated by Morgan Stanley, the Plan’s investment advisor, and has investments in the Company’s common stock. These transactions qualify as party-in-interest transactions, as defined by ERISA. Such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA.
Fees paid by the Company, on behalf of the Plan, were $1,790 and $4,688 for the years ended December 31, 2006 and 2005, respectively.

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401 (k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
5.	Tax Status
The Plan is based on a standardized prototype plan. The prototype plan received an opinion letter from the IRS dated May 3, 2002. The Plan trustee and administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code (the “IRC”) of 1986, as amended, and accordingly, that the trust maintained in connection with the Plan is tax-exempt.
6.	Excess Contributions Payable
The Plan did not satisfy the nondiscrimination test under IRC Section 401(k)(3) for the 2006 and 2005 Plan years. To comply with such nondiscrimination test, the Plan made required distributions of excess contributions of $398,678 and $203,551, including any income attributable thereto, to highly compensated employees by March 15, 2007 and 2006, respectively.
7.	Reconciliation of Plan Financial Statements to Form 5500
The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006 and 2005:

	2006	2005

Net assets available for benefits per the financial statements	$129,015,063	$118,732,773

Plus: Excess contributions payable from current year	398,678	203,551

Minus: Contributions receivable from current year	351,615	306,627

Net assets available for benefits per Form 5500	$129,062,126	$118,629,697

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2006 and 2005:

	2006	2005

Net increase in net assets available for benefits per the financial statements	$10,282,290	$21,297,132

Plus: Excess contributions payable from current year	398,678	203,551
Contributions receivable from prior year	306,627	—

Minus: Contributions receivable from current year	351,615	306,627
Excess contributions payable from prior year	203,551	262,113

Net increase in net assets available for plan benefits per Form 5500	$10,432,429	$20,931,943

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401 (k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
8.	Prohibited Transactions
On one occasion during the 2006 Plan year, participant 401(k) contributions totaling $3,379 were not forwarded to the trustee of the Plan by the fifteenth business day of the month following the month in which such contributions were withheld from the pay of such participants. In this case, such contributions were subsequently contributed to the trust for the Plan. Earnings of $203 as calculated from such fifteenth business day to the date such contributions were deposited in the trust were made prior to December 31, 2006.

SUPPLEMENTAL SCHEDULES

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401 (k) SAVINGS PLAN
SCHEDULE H, ITEM 4a — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
YEAR ENDED DECEMBER 31, 2006
EIN: 76-0190827
PN: 010

			Amounts Corrected
			Outside VFCP
Identity of	Relationship		(Voluntary Fiduciary
Party Involved	to Plan	Description of the Issue	Correction Program)*

Consolidated Graphics, Inc.	Employer	Consolidated Graphics, Inc. Employee 401(k) Savings Plan failed to timely remit (as determined under DOL regulations) participant contributions for the month ended December 31, 2006 to the trust containing assets of the Plan.	$3,379

*
The Plan accounts of affected participants have been credited with earnings to make up for amounts that could have been earned on the participant contributions had they been deposited to the Plan’s trust on a timely basis.

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401 (k) SAVINGS PLAN
SCHEDULE H, ITEM 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006
EIN: 76-0190827
PN: 010

	(b) Identity of Issue,	(c) Description of Investment, Including
	Borrower, Lessor or	Maturity Date, Rate of Interest,	(e)Market
(a)	Similar Party	Collateral, Par or Maturity Value	Value*

**	Consolidated Graphics, Inc.	Consolidated Graphics, Inc. common stock	$4,607,359
**	Morgan Stanley	MS Stable Value Fund	17,351,582	***
**	Morgan Stanley	MS S&P 500 Index Fund	12,325,743	***
	Oppenheimer	Oppenheimer Global Fund	11,486,701	***
	ING	ING International Value Fund	10,026,598	***
	Davis	Davis New York Venture Fund	9,509,018	***
**	Morgan Stanley	MS Focus Growth (formerly MS American Opportunities) Fund	7,956,788	***
	Van Kampen	Van Kampen Strategic Growth (formerly Van Kampen Emerging Growth) Fund	7,611,768	***
	Franklin	Franklin Balance Sheet Investment Fund	7,072,348	***
	Davis	Davis Opportunity (formerly Davis Growth Opportunity) Fund	6,455,628	***
	Franklin	Franklin Small-Mid Cap Growth Fund	6,292,213
	Van Kampen	Van Kampen Growth & Income (formerly Van Kampen Growth) Fund	4,893,126
	Calvert	Calvert Income Fund	4,857,946
	Van Kampen	Van Kampen Equity & Income Fund	3,900,395
**	Morgan Stanley	MS U.S. Government Securities Trust	3,515,250
	Van Kampen	Van Kampen Mid Cap Growth (formerly Van Kampen Growth & Income) Fund	3,145,517
**	Morgan Stanley	MS Strategist Fund	1,404,711
	Phoenix	Phoenix Mid Cap Value Fund	1,284,199
	Pioneer	Pioneer Oak Ridge Small Cap Growth Fund	930,086
	Franklin	Franklin Rising Dividend Fund	386,595
	Calvert	Calvert New Vision Small Cap Fund	182,603
**	Participant Loans	Loans bearing interest at rates ranging from 5.0% to 10.5% per year	2,796,614

			$127,992,788

*	Cost information is not presented because all investments are participant directed.

**	Represents party-in-interest transactions.

***	Represents investments comprising at least 5% of net assets available for benefits.

SIGNATURE
PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEE (OR OTHER PERSONS WHO ADMINISTER THE PLAN) HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

Consolidated Graphics, Inc. Employee 401(k) Savings Plan
By:	/s/ G. Christopher Colville
G. Christopher Colville
Member of the Consolidated Graphics, Inc. Employee 401(k) Savings Plan Retirement Committee

Date: June 28, 2007

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm